                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                            -------------------------

                      HIGH EQUITY PARTNERS L.P. - SERIES 88
                       (Name of Subject Company [Issuer])

                             OLYMPIA INVESTORS L.P.
                                OLYMPIA-GP, INC.
                       AMERICAN REAL ESTATE HOLDINGS, L.P.
                        AMERICAN PROPERTY INVESTORS, INC.
                                  CARL C. ICAHN
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                      -------------------------------------
                               Bonnie D. Podolsky
                             Gordon Altman Butowsky
                              Weitzen Shalov & Wein
                              114 West 47th Street
                            New York, New York 10036
                                 (212) 626-0800
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
-----------------------------------------------------------------
Transaction                                          Amount of
Valuation*: $17,374,500                     Filing Fee: $3,474.90
-----------------------------------------------------------------
         For purposes of calculating the filing fee only. This amount assumes the purchase of 148,500 Units of the subject company for $117.00 per Unit in cash.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   ______________________________________
Form or Registration No.: ______________________________________
Filing Party: __________________________________________________
Dated Filed:  __________________________________________________




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                                 SCHEDULE 14D-1

         CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Olympia Investors, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF; WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         (See     Instructions)             / /

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  N/A

10       TYPE OF REPORTING PERSON (See Instructions)
                  PN

                                 SCHEDULE 14D-1

         CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Olympia-GP, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) /x/
                                                                        (b) / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         (See     Instructions)             / /

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  N/A

10       TYPE OF REPORTING PERSON (See Instructions)
                  CO

                                 SCHEDULE 14D-1

         CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         American Real Estate Holdings, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         (See Instructions)         / /

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  N/A

10       TYPE OF REPORTING PERSON (See Instructions)
                  PN

                                 SCHEDULE 14D-1

         CUSIP No. None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         American Property Investors, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  N/A

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         (See Instructions)         / /

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  N/A

10       TYPE OF REPORTING PERSON (See Instructions)
                  CO

                                 SCHEDULE 14D-1

         CUSIP No.  None


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) /x/
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCES OF FUNDS (See Instructions)
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,346 Units

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         (See Instructions)         / /

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  0.6%

10       TYPE OF REPORTING PERSON (See Instructions)
                  IN

                                 SCHEDULE 14D-1


ITEM 1.  SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is High Equity Partners L.P. - Series 88, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 411 West Putnam Avenue, Greenwich, CT 06830.

                  (b) This Schedule relates to the offer by Olympia Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 148,500 of the issued and outstanding Units of Limited Partnership
Interests ("Units") of the Partnership at a purchase price of $117.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest, less the amount of any distributions declared or made with respect to the Units (other than distributions of Adjusted Cash from Operations, as defined in the Partnership's partnership agreement) between March 12, 1998 and the date of payment of the Purchase Price by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 12, 1998, and the related Assignment of Partnership Interest, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.
Information concerning the number of Units outstanding is set forth in the "INTRODUCTION" to the Offer to Purchase and is incorporated herein by reference.

                  (c) The information set forth in Section 12 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(d) The Purchaser is a Delaware limited partnership, the general partner of which is Olympia-GP Inc., a Delaware corporation which is wholly-owned by American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"), and the sole limited partner of which is AREH. The general partner of AREH is American Property Investors, Inc. ("API"), a Delaware corporation which is wholly-owned by Carl C. Icahn, and the sole limited partner of AREH is American Real Estate Partners, L.P., a Delaware limited partnership. The information set forth in
Section 10 ("Information Concerning the Purchaser and Certain Affiliates of the Purchaser") of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

                  (e)-(f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule
I or referred to in Section 10 ("Information Concerning the Purchaser and Certain Affiliates of the Purchaser") of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

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judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

                  (g) The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
COMPANY.

                  (a)  None.

                  (b) The information set forth in Section 8. ("Future Plans of the Purchaser") and Section 12 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The information set forth in Section 11 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

                  (b)  Not applicable.

                  (c)  Not applicable.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
BIDDER.

                  (a)-(c) The information set forth in Section 8 ("Future Plans of the Purchaser") of the Offer to Purchase is incorporated herein by reference.

                  (d)-(e)  Not applicable.

                  (f)-(g) The information set forth in Section 7 ("Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)-(b)  The information set forth in the Introduction and
Section 10 ("Information Concerning the Purchaser and Certain Affiliates of the Purchaser") of the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth in Section 12 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  Not applicable.


ITEM 10. ADDITIONAL INFORMATION.

                  (a) The information set forth in Exhibit (c)(1) is incorporated herein by reference.

                  (b)-(d) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

                  (e)      None.

                  (f) Reference is hereby made to the Offer to Purchase and the related Assignment of Partnership Interest, copies of which are attached hereto as Exhibits (a)(1) and (a)(2)respectively, and which are incorporated herein in their entirety by reference.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)     Offer to Purchase, dated March 12, 1998.

                  (a)(2)     Assignment of Partnership Interest.

                  (a)(3)     Press Release, dated March 12, 1998.

                  (a)(4) Cover Letter, dated March 12, 1998, from Olympia Investors, L.P. to the holders of the Units.

                  (b)        Not applicable

                  (c)(1) Letter Agreement, dated March 6, 1998, between Presidio Capital Corp., Olympia Investors, L.P. and American Real Estate Holdings, L.P.

                  (d)-(f)    Not applicable

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 12, 1998
       ---------------



OLYMPIA INVESTORS, L.P.                      OLYMPIA GP-INC.

By: OLYMPIA GP-INC.,
         its general partner                 By: /s/ Martin L. Hirsch
                                                 -----------------------
                                                      Name:  Martin L. Hirsch
                                                      Title: Vice President
By: /s/ Martin L. Hirsch
    -----------------------
         Name:  Martin L. Hirsch
         Title: Vice President



AMERICAN REAL ESTATE HOLDINGS, L.P.

By: AMERICAN PROPERTY INVESTORS, INC.,
         its general partner


By: /s/ Martin L. Hirsch
    -----------------------
         Name:  Martin L. Hirsch
         Title: Vice President



AMERICAN PROPERTY INVESTORS, INC.


By: /s/ Martin L. Hirsch
    -----------------------
         Name:  Martin L. Hirsch
         Title: Vice President



    -----------------------
         CARL C. ICAHN


   [Signature Page for High Equity Partners L.P. - Series 88, Schedule 14D-1]

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
--------            -----------

(a)(1)               Offer to Purchase, dated March 12, 1998.

(a)(2)               Assignment of Partnership Interest.

(a)(3)               Press Release, dated March 12, 1998.

(a)(4) Cover Letter, dated March 12, 1998, from Olympia Investors, L.P. to the holders of the Units.

(b)                  Not applicable

(c)(1) Letter Agreement, dated March 6, 1998, between Presidio Capital Corp., Olympia Investors, L.P. and American Real Estate Holdings, L.P.

(d)-(f)              Not applicable




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